X

03011927

Ab 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEA Port Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 811
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Markus Wittnaut 212-356-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman CPA PC
(Name – *if individual, state last, first, middle name*)

5 Dakota Drive, Suite 207 Lake Success, New York 11042
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 12 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sea Port Group Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

JOETTA KLOEPPING
Notary Public, State of New York
No. 30-4764166
Qualified in Nassau County
Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) A report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
TABLE OF CONTENTS

DECEMBER 31, 2002

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

We have audited the accompanying statement of financial condition of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Povol and Feldman, CPA, PC

Lake Success, New York
February 4, 2003

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 1,963,257
Due from clearing broker	78,083
Total Current Assets	2,041,340
Other Assets:	
Deposit with clearing broker	100,543
Total Assets	$ 2,141,883

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts payable	$ 1,087,715
Accrued taxes payable	94,667
Total Current Liabilities	1,182,382
Member's Equity	959,501
Total Liabilities and Member's Equity	$ 2,141,883

See the accompanying notes and auditor's report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Brokerage income	$ 7,252,151
Commission income	897,888
Interest income	7,387
	8,157,426
Cost of Operations:	
General and administrative expenses	193,005
Service agreement expenses	5,590,253
	5,783,258
Income from operations	2,374,168
Provision for income taxes	94,667
Net Income	$ 2,279,501

See the accompanying notes and auditor's report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance – January 1, 2002	$	170,000
Contributed Capital		160,000
Net Income		2,279,501
Distributions		(1,650,000)
Balance – December 31, 2002	$	959,501

See the accompanying notes and auditor's report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Increase (Decrease) In Cash
Cash Flows From Operating Activities:	
Net income	$ 2,279,501
Adjustments to reconcile net income to net cash provided by operating activities:	
Due from clearing broker	(78,083)
Deposits	(100,543)
Accounts payable	1,087,715
Accrued taxes payable	94,667
Net Cash Provided by Operating Activities	3,283,257
Cash Flows From Financing Activities:	
Contributed capital	160,000
Member's distribution	(1,650,000)
Net Cash Used in Financing Activities	(1,490,000)
Net Increase in Cash and Cash Equivalents	1,793,257
Cash and cash equivalents – Beginning of Year	170,000
Cash and cash equivalents – End of Year	$ 1,963,257
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 0
Interest	$ 24,852

See the accompanying notes and auditor's report.

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, with a perpetual life. The Company is engaged in brokering and investing in defaulted high yield securities of distressed companies. The Company also brokers trades of newly issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutional funds that manage between $100 million and several billion dollars.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. In January 2003, the Company liquidated its Euro dollar account with an insignificant foreign transaction difference.

Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a settlement date basis, with an adjustment made monthly for trades made in euro dollars converted to U.S. dollars.

Income taxes
The Company operates as an LLC and files its tax return with the parent company. The current tax provision represents the New York City Unincorporated Business Tax, as allocated to the Company based upon its representative share of revenues.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, clearing deposits, and the firm trading account. The Company maintains its cash in two financial institutions. At December 31, 2002, approximately $1,863,000 was in excess of federally insured amounts. The Company's clearing deposit was maintained by BNY Clearing Services, LLC. The Company manages this risk by monitoring the performance of the clearing broker.

NOTE 2 - DUE FROM CLEARING BROKER:
Due from clearing broker represents monies due for commissions earned in which the Company acted as the trading broker incurred for executed trades.

The balance is paid by the 15th of the following month and amounted to $78,083 at December 31, 2002.

NOTE 3 – DEPOSIT WITH CLEARING BROKER:
The Company entered into a clearing agreement with BNY Clearing Services, LLC in March 2002. A deposit in the amount of $100,000 was made in April 2002 and shall remain on deposit until the agreement is terminated by either party upon 90 days written notice on any time after the first anniversary of the commencement date. BNY Clearing Services reserves the right to increase the deposit amount to a maximum of $250,000 predicated on certain changes in the Company's business or any other business circumstances.

NOTE 4 – RELATED PARTY TRANSACTIONS:
Services Agreement
The Company entered into a service agreement with its parent company on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the parent company. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the parent Company's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable in monthly installments. An expense allocation invoice detailing allocated costs is provided on a monthly basis.

For the year ended December 31, 2002, the Company incurred service agreement expenses in the amount of $5,590,253, inclusive of rent of $84,587. At December 31, 2002, the Company was obligated to its parent in the amount of $1,081,070, which is included in accounts payable.

NOTE 5 – NET CAPITAL REQUIREMENTS:
The Company is a broker-dealer subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital aggregate indebtedness changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $937,490. The Company's net capital ratio was 1.16 at December 31, 2002. The net capital rule may effectively restrict the payment of cash distributions.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement – BNY Clearing Services, LLC

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Lease Commitment

The Company entered into a sublease agreement with its parent in April 2002, expiring on January 30, 2009. The sublease is subject and subordinate to the parent Company's prime lease. The Company pays its parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To The Board of Directors
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Povol and Feldman, CPA, PC

Lake Success, New York
February 4, 2003

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Computation of Net Capital

Total member's equity	$ 959,501
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	959,501
Additions:	
Other allowable credits	-
Total capital and allowable subordinated liabilities	959,501
Deductions:	
Non-allowable assets:	
Deposits	20,000
Net capital before haircuts on securities positions	939,501
Haircuts on securities	2,011
Net capital	$ 937,490

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 72,514
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 100,000
Excess net capital	$ 837,490

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 1,087,715
Ratio: Aggregate indebtedness to net capital	1.16

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,032,157
Audit adjustments reducing income	(94,667)
Net capital	$ 937,490

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (K)(2)(ii). The Company clears all customer transactions through another broker dealer on a fully disclosed basis, specifically through BNY Clearing Services LLC (Sec # 8-32874).

SEA PORT GROUP SECURITIES, LLC
(a wholly owned subsidiary of THE SEAPORT GROUP, LLC)
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

General and administrative expenses:	
Bank charges	$ 142
Clearing charges	168,010
Interest expense	24,853
	$ 193,005
Service agreement expenses:	
Bandwidth and network communications	$ 138,067
Bonuses	311,564
Commissions	3,760,078
Direct expenses	50,422
Employee benefits	89,488
General and administrative	151,565
Payroll taxes	141,856
Professional services	110,214
Rent and occupancy costs	84,587
Salaries and wages	640,871
Travel and entertainment	111,541
	$ 5,590,253

See auditor's report on supplemental information.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
5 DAKOTA DRIVE, SUITE 207
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

Board of Directors
Sea Port Group Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lake Success, New York
February 4, 2003